EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

ZAP.COM CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Statement Regarding Computation of Per Share Earnings
	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	1999	2000	1999	2000

Net loss	$(361,550)	$(162,963)	$(665,735)	$(3,251,812)

Actual outstanding Common Shares at beginning of period	49,450,000 (1)	50,000,000	49,450,000 (1)	50,000,000

Sum of weighted average activity of Common Shares issued for stock options and warrants	—	—	—	—

Weighted Basic Shares	49,450,000	50,000,000	49,450,000	50,000,000

Effect of assumed exercise of Common Stock equivalents	—	—	—	—

Weighted diluted shares	49,450,000	50,000,000	49,450,000	50,000,000

Basic earnings (loss) per share	$(0.01)	$0.00	$(0.01)	$(.07)

Diluted earnings (loss) per share	$ (0.01)	$0.00	$(0.01)	$(.07)

____________

(1) Outstanding shares retroactively adjusted to reflect 49,450 for one split on November 12, 1999.